C A N A D A
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

IN THE ARBITRATION BETWEEN:

CANADIAN ROYALTIES INC.

Claimant

v.

NEARCTIC NICKEL MINES INC.

-AND-

UNGAVA MINERALS EXPLORATION INC.

Co-Defendants

JUDGMENT AS TO SCHEDULING OF ARBITRATION

1. The present arbitration was initiated as a result of a notice dated September 14, 2007, P-16, sent by Canadian Royalties Inc. ("CRI") to Defendants ("Ungava") pursuant to the terms of s. 12.2 of the Option and Joint Venture Agreement dated January 12, 2001 ("the Agreement"), P-1.

2. Under the Agreement, P-1, CRI has an option to acquire on an incremental basis up to an undivided 80% interest in the so-called Expo Ungava Property from Ungava.

3. CRI has already obtained a 70% interest in the Property.

4. CRI claims that it has satisfied the requirements of the Agreement entitling it to the vesting of the additional 10% interest in the Property.

5. More specifically, CRI contends that it has furnished to Ungava a so-called Bankable Feasibility Study ("BFS"), P-3, which meets among others the terms of s. 2.1 d) of the Agreement and gives rise to entitlement to the additional 10% vesting.

6. In essence, CRI seeks a decision from the arbitrator compelling Ungava to transfer to CRI this additional 10% interest in the Property.

7. The undersigned was appointed at sole arbitrator by decision rendered on October 15th, 2007 by Mes James A. Wood and Guy Paquette, acting as arbitrators for that purpose pursuant to s. 12.2 of the Agreement.

8. At the time the present judgment is rendered, the parties do not appear to have yet signed the Protocol of Arbitration they propose to execute in relation to the present arbitration, although they have exchanged drafts and comments. There is no agreement on scheduling.

9. At a hearing held on November 14, 2007 I heard argument relating to the scheduling of the various steps required to complete the present arbitration.

10. Prior to this hearing, CRI filed and served on November 9, 2007 its Statement of Claim and its three-book volume of Exhibits.

11. Although at this stage Ungava has not yet filed a plea, it is clear from comments made by counsel and from their written submissions that Ungava intends to contest vigorously the claim on its merits and, prior to pleading, expects to raise a number of preliminary exceptions including one to the very jurisdiction of the arbitrator.

12. CRI's counsel, on grounds of urgency, has suggested that I fix an accelerated schedule to bring the arbitration to hearings in the earlier part of the winter of 2007-2008. They presented a cogent and

convincing argument as to the economic and practical need for CRI to resolve the issue of vesting as quickly as possible. CRI is said to want to move the project ahead speedily and for that purpose, needs to clarify the extent of its ownership rights. Consequently, counsel suggests a schedule that would have the hearings begin on January 28th, 2008.

13. Defendants, on the other hand, argue that their right to a full and complete defence should not be impaired by such economic considerations and that they are entitled to deploy the usual panoply of preliminary exceptions, discoveries and counter-expertises. They propose a schedule that would lead to hearings in May or June 2008.

14. CRI strongly objects to delaying the hearings till May or June 2008 and challenges the right of Ungava to conduct discoveries.

15. The issues before me are serious and the subject matter complex. The BFS appears to be a mammoth technical document on which the fate of the case will turn (in the event Defendants fail in their as yet unfiled preliminary exceptions). I may need to interpret the meaning of various provisions of the Agreement and determine whether the

BFS in actual fact meets the requirements of the Agreement so as to entitle CRI to the additional vesting.

16. In this context, it is not unreasonable to conclude that in order to prepare a full defence, Ungava needs to discover an authorized representative of CRI and wishes to examine certain persons involved in the preparation and drafting of the BFS.

17. At the hearing, I asked counsel for Ungava to provide before the end of the day a list of names of individuals sought to be discovered and in a letter dated November 14th, 2007, counsel for Ungava stated:

> "The three persons we request examining would be the following:
>
> - CRI representative: Mr. Richard Faucher, President and CEO. You will note that Mr. Faucher is the person who has signed most of the correspondence addressed to Ungava and more particularly tab 3 of our presentation of this morning informing our client of the establishment of a Bank Consortium by letter dated October 24, 2007.
>
> -Mr. Pierre Demers, engineer, overall responsible director for project development at SNC Lavalin regarding the Bankable Feasibility Study as appears from page 47 of the Technical Report filed by CRI at Exhbiit P-8.
>
> -Mr. Eugene Puritch, engineer, signatory to the Technical Report Exhibit P-8, at page 49.

> At page 49 of Exhibit P-8, it can be noted that Mr. Puritch has contributed to items 6 to 17 and 19 of the Technical Report titled "Ragland South Nickel Project – Technical Report" dated June 29, 2007 as amended as of July 19, 2007. As well, Mr. Puritch attests to having worked on the reports from P&E Consultants which are appended to P-3 regarding the Joint Venture Property and others owned by CRI."

18. In the light of the issues as known as this stage, and even bearing in mind that the right to discover witnesses other than the parties is generally exceptional, the request does not seem unreasonable and I will authorize Ungava's counsel to examine on discovery and before plea the three individuals mentioned, provided the discoveries are proceeded with diligently and in accordance with the schedule set out hereinafter.

19. Defendants' request for adequate time to prepare a full defence on its face and in the present context is not unreasonable.

20. Thus the question to be resolved in the present judgment is the reconciliation of CRI's justified desire for a rapid solution with Defendants' right to a full defence.

21. After considering the oral arguments and written material presented on the subject, and after having ascertained the availabilities of

counsel, I conclude that the following schedule would be realistic, fair and reasonable and I order the parties to comply with it:

a. Defendants will serve and file any preliminary motions or exceptions they deem appropriate before 4:00 pm. on Friday, November 30, 2007;

b. Defendants' authorities in support of such preliminary motions or exceptions shall be served and filed before 4:00 pm. on Wednesday, December 5, 2007;

c. CRI's authorities in response to the foregoing shall be served and filed before 4:00 pm. on Friday, December 7, 2007;

d. I will hear argument on these preliminary motions or exceptions on Monday December 10, 2007 beginning at 9:30 am;

e. Subject to the fate of any preliminary motions or exceptions made by Defendants, Defendants will conduct examinations on discovery of the following persons between Monday, January 14th and Friday, January 18th, 2008:

(i.) Mr. Richard Faucher, President and CEO of CRI;

(ii.) Mr. Pierre Demers, P. Eng. SNC Lavallin, regarding the BFS;

(iii.) Mr. Eugene J. Puritch, P. Eng. of P&E Mining Consultants Inc.,

Defendants will submit to CRI's counsel before 4:00 pm. on Thursday January 10, 2008 the list of documents which these witnesses should bring with them.

f. Undertakings if any made during the discoveries must be complied with by 4:00 pm. Friday, January 25, 2008;

g. Defendants will serve and file their plea and experts' reports by 4:00 pm. Friday, February 1, 2008;

h. Discoveries if any by CRI after plea will be conducted before 4:00 pm. Friday, February 15, 2008; CRI will supply counsel for Ungava before 4:00 pm. Friday, February 8, 2008 with the list of any documents the witnesses to be discovered should bring with them;

undertakings made during these discoveries shall be supplied by Ungava by 4:00 pm. Friday, February 22, 2008;

i. CRI's answer to plea and counter-expertises shall be filed and served by 4:00 pm. Friday, March 7, 2008;

j. Each party shall file its list of witnesses and brief summary of what each witness will say as well as copies of any additional exhibits it plans to invoke by 4:00 pm. Friday, March 14, 2008;

22. The hearing itself will be scheduled for two weeks at a venue to be determined, beginning on Monday April 7th, 2008 at 9:30 am.

23. The logistics of all discoveries will be worked out between the parties. I will resolve difficulties should they arise.

24. I reserve the right of either party if circumstances so require to make appropriate motions at any time to modify, adjust or complete the schedule or resolve other difficulties.

Montreal, November 16, 2007.

CLAUDE-ARMAND SHEPPARD
ARBITRATOR

Me Raynold Langlois, Q.C.
and
Me Dimitri Maniatis
LANGLOIS KRONSTRÖM DESJARDINS,
COUNSEL FOR CLAIMANT

AND

Me Pierre Paquet
and
Me Brent J. Muir,
MILLER THOMSON POULIOT,
COUNSEL FOR DEFENDANTS